SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 14)(1)
                               (Final Amendment)

                                   MCSi, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, no par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  55270M 10 8
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                                (CUSIP Number)

                               Timothy G. Ewing
                               Ewing & Partners
                        4514 Cole Avenue, Suite 808
                             Dallas, Texas 75205
                                (214) 522-2100
------------------------------------------------------------------------------
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

                                July 13, 2000
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         (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                            (Page 1 of 10 Pages)

------------------------
     (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  55270M 10 8                 13D                  Page 2 of 10 Pages


==============================================================================
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Ewing & Partners
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  / /

                                                              (b)  /X/
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3.   SEC USE ONLY
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4.   SOURCE OF FUNDS
     Not applicable
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
     Not applicable                                                /  /
------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Texas
------------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE VOTING POWER
     -0-
------------------------------------------------------------------------------
8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED VOTING POWER
     -0-
------------------------------------------------------------------------------
9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE DISPOSITIVE POWER
     -0-
------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   /X/
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
==============================================================================

CUSIP No.  55270M 10 8                 13D                  Page 3 of 10 Pages


==============================================================================
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Value Partners, Ltd.
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  / /

                                                              (b)  /X/
------------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     Not applicable
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
     Not applicable                                                /  /
------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Texas
------------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE VOTING POWER
     -0-
------------------------------------------------------------------------------
8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED VOTING POWER
     -0-
------------------------------------------------------------------------------
9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE DISPOSITIVE POWER
     -0-
------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   /X/
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     PN
==============================================================================

CUSIP No.  55270M 10 8                 13D                  Page 4 of 10 Pages


==============================================================================
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Timothy G. Ewing SARSEP IRA Account
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  / /

                                                              (b)  /X/
------------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     PF
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
     Not applicable                                                /  /
------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Texas
------------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE VOTING POWER
     3,725
------------------------------------------------------------------------------
8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED VOTING POWER
     -0-
------------------------------------------------------------------------------
9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE DISPOSITIVE POWER
     3,725
------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,725
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   /X/
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.03%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     EP
==============================================================================

CUSIP No.  55270M 10 8                 13D                  Page 5 of 10 Pages


==============================================================================
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Timothy G. Ewing IRA Account
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  / /

                                                              (b)  /X/
------------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     PF
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
     Not applicable                                                /  /
------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Texas
------------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE VOTING POWER
     41,728
------------------------------------------------------------------------------
8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED VOTING POWER
     -0-
------------------------------------------------------------------------------
9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE DISPOSITIVE POWER
     41,728
------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     41,728
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   /X/
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.3%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     EP
==============================================================================

CUSIP No.  55270M 10 8                 13D                  Page 6 of 10 Pages


==============================================================================
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Timothy G. Ewing Investment Account
------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  / /

                                                              (b)  /X/
------------------------------------------------------------------------------
3.   SEC USE ONLY
------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     PF
------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)
     Not applicable                                                /  /
------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OR ORGANIZATION
     Texas
------------------------------------------------------------------------------
7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE VOTING POWER
     3,000
------------------------------------------------------------------------------
8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED VOTING POWER
     -0-
------------------------------------------------------------------------------
9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SOLE DISPOSITIVE POWER
     3,000
------------------------------------------------------------------------------
10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
     PERSON WITH SHARED DISPOSITIVE POWER
     -0-
------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,000
------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                   /X/
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.02%
------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     EP
==============================================================================

CUSIP No.  55270M 10 8                 13D                  Page 7 of 10 Pages

                        Amendment No. 14 to SCHEDULE 13D

     This statement ("Amendment No. 14") amends the Schedule 13D, Amendment Nos. 1 through 13 to the Schedule 13D filed by Value Partners, Ltd. ("VP"), Ewing & Partners (formerly known as Fisher Ewing Partners) ("E&P"), the Timothy G. Ewing SARSEP IRA Account (the "Account"), the Timothy G. Ewing IRA Account (the "IRA") and the Timothy G. Ewing investment account (the "Investment Account") with the Securities and Exchange Commission on November 20, 1996, December 24, 1996, January 10, 1997, April 18, 1997, May 22, 1997, June 5, 1997, July 8, 1997,
October 9, 1997, February 17, 1998, July 10, 1998, September 24, 1998, February 4, 2000, March 7, 2000 and April 20, 2000, respectively, with respect to the shares of common stock, no par value per share ("Common Stock"), of MCSi, Inc., a Maryland corporation (the "Issuer"). The Schedule 13D and Amendment Nos. 1 through 14 are collectively referred to herein as the "Schedule 13D" where the context so permits. All defined terms refer to terms defined herein and in the
Schedule 13D, and Amendments Nos. 1 through 13. Notwithstanding this Amendment No. 14, the Schedule 13D and Amendment Nos. 1 through 13 speak as of their respective dates. The Schedule 13D is amended only to the extent set forth below:

     Item 5.  INTEREST IN SECURITIES OF THE ISSUER

               a. As of July 18, 2000, VP and E&P did not beneficially own any of the Issuer's 12,118,699 outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended March 31, 2000 filed on May 15, 2000, by the Issuer with the Securities and Exchange Commission.

               c. The following table sets forth the date of sale, number of shares of the Issuer's Common Stock sold and total sale price of such shares for the transactions by VP and E&P in the Issuer's Common Stock since the most recent filing of Schedule 13D on April 20, 2000.


               Date of Sale       No. of Shares Sold        Price Per Share
               ------------       ------------------        ---------------
               June 22, 2000            100,000                 $23.625

               June 27, 2000             16,000                 $24.125

               July 13, 2000             25,000                 $22.00

               July 18, 2000            659,000                 $18.50



               e. The reporting person ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock on July 18, 2000.

CUSIP No.  55270M 10 8                 13D                  Page 8 of 10 Pages

     Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     As of the date of the execution of this Amendment No. 14, (except for the separate custodial account agreements for the Account and the IRA by and between Mr. Ewing and Fiduciary Trust Company, the custodian of such accounts, which Mr. Ewing does not believe to be applicable under this Item 6), none of VP, E&P, Mr. Ewing, the Account, the Investment Account or the IRA is a party to any contract, arrangement, understanding or relationship among themselves or with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies or pledge or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over the Common Stock, other than the agreement among VP, E&P, Mr. Ewing, the Account, the Investment Account and the IRA with respect to the filing of this Amendment No. 14 and any amendments thereto, which agreement is attached as Exhibit A hereto.

     Item 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A -- Agreement among VP, E&P, Mr. Ewing, the Account, the Investment Account and the IRA with respect to the filing of Amendment No. 14 to the Schedule 13D.






                    [This space intentionally left blank.]

CUSIP No.  55270M 10 8                                      Page 9 of 10 Pages

                                  SIGNATURES


     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 14 to the Schedule 13D is true, complete and correct.


Value Partners, Ltd.                    Timothy G. Ewing IRA

By:  Ewing & Partners,
     its General Partner                By:  /s/Timothy G. Ewing
                                             -------------------
                                             Timothy G. Ewing
                                             Beneficiary
     /s/Timothy G. Ewing
     -------------------------
     Timothy G. Ewing, Partner          Date:     July 20, 2000

Date:     July 20, 2000


Ewing & Partners                        Timothy G. Ewing Investment Account


By:  /s/Timothy G. Ewing                By:  /s/Timothy G. Ewing
     -------------------------               -------------------
     Timothy G. Ewing, Partner               Timothy G. Ewing
                                             Beneficiary
Date:     July 20, 2000
                                        Date:     July 20, 2000

Timothy G. Ewing SARSEP IRA


By:  /s/Timothy G. Ewing
     -------------------
     Timothy G. Ewing
     Beneficiary

Date:     July 20, 2000

CUSIP No.  55270M 10 8                                     Page 10 of 10 Pages
                                  EXHIBIT A

                                  AGREEMENT

     This will confirm the agreement by and among all of the undersigned that the Amendment No. 14 to the Schedule 13D filed on or about July 24, 2000, and any amendments thereto with respect to the beneficial ownership of the undersigned of the shares of Common Stock of MCSi, Inc., a Maryland corporation, is being filed on behalf of each of the parties named below. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Value Partners, Ltd.                    Timothy G. Ewing IRA

By:  Ewing & Partners,
     its General Partner                By:  /s/Timothy G. Ewing
                                             -------------------
                                             Timothy G. Ewing
                                             Beneficiary
     /s/Timothy G. Ewing
     -------------------------
     Timothy G. Ewing, Partner          Date:     July 20, 2000

Date:     July 20, 2000

Ewing & Partners                        Timothy G. Ewing Investment Account


By:  /s/Timothy G. Ewing                By:  /s/Timothy G. Ewing
     -------------------------               -------------------
     Timothy G. Ewing, Partner               Timothy G. Ewing
                                             Beneficiary
Date:     July 20, 2000
                                        Date:     July 20, 2000

Timothy G. Ewing SARSEP IRA


By:  /s/Timothy G. Ewing
     -------------------
     Timothy G. Ewing
     Beneficiary

Date:     July 20, 2000